TimefireVR Inc.

7150 E. Camelback Rd.

Suite 444

Scottsdale AZ, 85251

August 16, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE: Request to Withdraw Registration Statement on Form S-1 (File No. 333-215973)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), TimefireVR Inc. (the “Registrant”) hereby requests the immediate withdrawal of the above-referenced registration statement, together with all exhibits thereto (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “SEC”) on February 9, 2017.

The Registrant is requesting to withdraw the Registration Statement because it has elected not to pursue the sale of securities pursuant to the Registration Statement at this time. The Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement.

Should you have any questions regarding this matter, please call counsel to the Company, Cody Bilgrien of Nason, Yeager, Gerson, White & Lioce, P.A., at (561) 227-4557.

Very truly yours,

/s/Jonathan Read

_______________________

Jonathan Read

Chief Executive Officer

CC: Michael Harris, Esq.

Cody Bilgrien, Esq.

Nason, Yeager, Gerson, White & Lioce, P.A.